Exhibit 99.1

PAYSAFE REPORTS SECOND QUARTER 2026 RESULTS

London, UK – August 13, 2026 – Paysafe Limited (NYSE: PSFE) today announced financial results for the second quarter of 2026.

Second Quarter 2026 Summary

(compared to Q2 2025, unless noted)

•
Revenue of $447.4m increased 4%; net loss of $58.9m or ($1.13) per diluted share
•
Adjusted net income of $23.1m or $0.43 per diluted share
•
Adjusted EBITDA of $102.8m decreased 2%
•
Executed the refinancing of the company's revolver and term loans

“We delivered second quarter results in line with our expectations, with revenue growing 4% in the quarter and 7% in the first half, driven by strong traction across our priority markets and products," said Bruce Lowthers, CEO of Paysafe. "Our investments in innovation, marketing, and data commercialization are continuing to generate returns, with our Product Vitality Index remaining on track toward our mid-term target of 20%. We also took important steps to strengthen our financial foundation by refinancing the majority of our capital structure and resolving a legacy legal matter. As we enter the second half of the year, we remain focused on execution, deleveraging, and building on the durable growth opportunities across our global network of consumers and merchants."

Second Quarter of 2026 Summary of Consolidated Results

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands) (unaudited)	2026	2025	2026	2025
Revenue	$447,444	$428,218	$890,167	$829,218
Gross Profit (excluding depreciation and amortization)	$243,769	$238,038	$493,818	$464,857
Net loss	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Net loss per share - Diluted	$(1.13)	$(0.85)	$(1.84)	$(1.17)

Adjusted EBITDA	$102,807	$104,997	$202,045	$200,167
Adjusted net income	$23,143	$27,631	$44,180	$48,544
Adjusted net income per share - Diluted	$0.43	$0.46	$0.84	$0.80

For the second quarter of 2026, Paysafe reported revenue of $447.4 million, an increase of 4% on both a reported and organic basis, compared to $428.2 million for the second quarter of 2025, reflecting 3% growth from Digital Wallets and 6% growth from Merchant Solutions. In Digital Wallets, continued momentum and active user growth from Latin America and PaysafeWallet in Europe more than offset the expected impact from rest of world markets where Paysafe is not actively marketing, as well as temporary grow-over effects in certain sub-verticals, including social casino and cryptocurrency trading. In Merchant Solutions, growth was driven by strong iGaming volumes in North America and was further supported by the company's commercialization of data through licensing agreements.

Net loss for the second quarter was $58.9 million, or ($1.13) per diluted share, compared to $50.1 million, or ($0.85) per diluted share, in the prior year period, including an increase in restructuring and other costs of $18.6 million, primarily related to legal costs. Selling, general and administrative expenses increased $19.3 million, reflecting an increase in share-based compensation of $11.4 million, mainly due to performance awards and one-time share awards granted to a majority of employees in the first quarter of 2026, as well as an increase in marketing investment of $7.1 million. These impacts were partly offset by a $22.5 million decrease in income tax expense.

Adjusted net income for the second quarter decreased to $23.1 million, compared to $27.6 million in the prior year period. Adjusted EPS for the second quarter was $0.43, compared to $0.46 in the prior year period.

Adjusted EBITDA for the second quarter decreased 2% to $102.8 million, compared to $105.0 million in the prior year period as revenue growth was partially offset by an increase in selling, general and administrative expenses (excluding share-based compensation).

Movement in foreign exchange rates was favorable to second quarter revenue and Adjusted EBITDA by $5.0 million and $1.7 million, respectively.

Second quarter operating cash flow decreased to $25.3 million, compared to $39.6 million in the prior year period, reflecting higher operating expenses as described above, excluding non-cash items, offset partially by lower working capital outflows. Unlevered free cash flow was $44.8 million, compared to $53.9 million in the prior year period.

Summary of Segment Results

	Three Months Ended			Six Months Ended
	June 30,		YoY	June 30,		YoY
($ in thousands) (unaudited)	2026	2025	change	2026	2025	change
Revenue:
Merchant Solutions	$246,070	$232,245	6%	$477,363	$450,031	6%
Digital Wallets	$206,599	$201,155	3%	$422,683	$388,722	9%
Intersegment	$(5,225)	$(5,182)	1%	$(9,879)	$(9,535)	4%
Total Revenue	$447,444	$428,218	4%	$890,167	$829,218	7%

Adjusted EBITDA:
Merchant Solutions	$50,637	$39,675	28%	$78,746	$69,121	14%
Digital Wallets	$74,872	$82,664	-9%	$169,812	$165,208	3%
Corporate	$(22,702)	$(17,342)	31%	$(46,513)	$(34,162)	36%
Total Adjusted EBITDA	$102,807	$104,997	-2%	$202,045	$200,167	1%

Balance Sheet

As of June 30, 2026, total cash and cash equivalents were $226.2 million, total debt was $2.5 billion and net debt was $2.3 billion. Compared to December 31, 2025, total debt decreased by $106.3 million, mainly reflecting net repayments of $79.1 million, as well as fluctuations in the EUR/USD exchange rate, which decreased total debt by $33.9 million.

Refinancing Transaction

On August 12, 2026, Paysafe refinanced portions of its existing Term Loan Facility (USD) and Term Loan Facility (EUR), with settlement of funds due on August 17, 2026. The refinancing transaction includes a new $650.9 million Term Loan Facility and a new €478.4 million Term Loan Facility, each maturing in June 2030. In addition, the company refinanced its existing revolving credit facility with a new senior secured $372.5 million revolving credit facility maturing in August 2031. More information can be found in the 6-K filed by the company today and in the supplemental earnings presentation, which is available on the investor relations section of the Paysafe website.

"We are very pleased to have completed this transaction, which underscores our prudent approach to managing the balance sheet and liquidity," said John Crawford, CFO of Paysafe. "The refinancing extends our debt maturity profile, refinances a significant portion of our capital structure, and upsizes our revolver, while supporting our priorities to invest in the business and reduce leverage for the benefit of both lenders and shareholders.”

Full Year 2026 Financial Guidance

The company updated its full year 2026 financial guidance for Adjusted EPS to account for the refinancing transaction and associated change in interest expense.

($ in millions, except per share amounts) (unaudited)	Full Year 2026
Revenue	$1,790 - $1,830
Adjusted EBITDA	$449 - $464
Adjusted EPS	$1.90 - $2.03

Webcast and Conference Call

Paysafe will host a conference call and live audio webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Webcast	Go to the Investors section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

About Paysafe

Paysafe is a global payments platform powering the experience economy, with a strong focus on the iGaming, video gaming, e-commerce, online trading, retail, travel and hospitality sectors. With 30 years of expertise in payment technology, Paysafe helps businesses and consumers lift every experience through seamless, secure payment solutions, including card payments, digital wallets such as Skrill, eCash solutions like PaysafeCard, and a suite of local payment methods. With approximately 2,800 employees across 12 countries and annualized transactional volume of $167 billion in 2025, Paysafe connects people and businesses worldwide through innovative digital payment experiences.

Contacts

Media

Nilce Piccinini

Paysafe

+1 (281) 895-5954

nilce.piccinini@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Comprehensive Loss (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Revenue	$447,444	$428,218	$890,167	$829,218
Cost of services (excluding depreciation and amortization)	203,675	190,180	396,349	364,361
Selling, general and administrative	163,117	143,816	331,981	283,606
Depreciation and amortization	68,426	67,582	138,779	135,851
Impairment expense on goodwill and intangible assets	71	13	223	1,295
Restructuring and other costs	24,489	5,897	33,330	13,682
Loss / (gain) on disposal of subsidiary and other assets, net	369	176	1,127	(450)
Operating (loss) / income	(12,703)	20,554	(11,622)	30,873
Other (expense) / income, net	(3,788)	(6,714)	506	(5,891)
Interest expense, net	(35,566)	(34,549)	(69,412)	(68,222)
Loss before taxes	(52,057)	(20,709)	(80,528)	(43,240)
Income tax expense	6,892	29,423	14,873	26,364
Net loss	$(58,949)	$(50,132)	$(95,401)	$(69,604)

Net loss per share – basic	$(1.13)	$(0.85)	$(1.84)	$(1.17)
Net loss per share – diluted	$(1.13)	$(0.85)	$(1.84)	$(1.17)

Net loss	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Other comprehensive loss, net of tax of $0:
Gain / (loss) on foreign currency translation	4,407	14,655	(2,911)	18,731
Total comprehensive loss	$(54,542)	$(35,477)	$(98,312)	$(50,873)

Paysafe Limited Consolidated Net Loss per share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Numerator ($ in thousands)
Net loss - basic	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Net loss - diluted	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Denominator (in millions)
Weighted average shares – basic	52.3	59.3	51.7	59.6
Weighted average shares – diluted	52.3	59.3	51.7	59.6
Net loss per share
Basic	$(1.13)	$(0.85)	$(1.84)	$(1.17)
Diluted	$(1.13)	$(0.85)	$(1.84)	$(1.17)

Paysafe Limited Condensed Consolidated Statements of Financial Position (unaudited)

($ in thousands)	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$226,162	$250,168
Customer accounts and other restricted cash	983,812	1,095,120
Accounts receivable, net of allowance for credit losses of $14,635 and $9,499, respectively	167,548	138,356
Settlement receivables, net of allowance for credit losses of $4,895 and $4,524, respectively	141,576	150,727
Prepaid expenses and other current assets	107,926	113,733
Derivative assets - current	-	597
Contingent consideration receivable – current	1,026	1,498
Total current assets	1,628,050	1,750,199
Deferred tax assets	14,176	14,176
Property, plant and equipment, net	26,009	28,351
Operating lease right-of-use assets	35,792	40,278
Derivative asset - non-current	1,304	—
Intangible assets, net	792,561	874,050
Goodwill	2,053,630	2,076,347
Contingent consideration receivable – non-current	2,362	3,312
Other assets – non-current	21,043	16,920
Total non-current assets	2,946,877	3,053,434
Total assets	$4,574,927	$4,803,633

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$242,944	$209,430
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,114,269	1,181,913
Operating lease liabilities – current	9,090	9,016
Income taxes payable	-	478
Contingent consideration payable – current	2,129	1,517
Liability for share-based compensation – current	8,044	1,328
Total current liabilities	1,386,666	1,413,872
Non-current debt	2,498,749	2,605,038
Operating lease liabilities – non-current	28,649	33,814
Deferred tax liabilities	88,469	92,472
Derivative financial liabilities – non-current	—	858
Liability for share-based compensation – non-current	1,401	1,100
Contingent consideration payable – non-current	770	1,442
Total non-current liabilities	2,618,038	2,734,724
Total liabilities	4,004,704	4,148,596
Commitments and contingent liabilities
Total shareholders' equity	570,223	655,037
Total liabilities and shareholders' equity	$4,574,927	$4,803,633

Paysafe Limited Condensed Consolidated Statements of Cash Flows (unaudited)

	Six Months Ended
	June 30,
($ in thousands)	2026	2025
Cash flows from operating activities
Net loss	$(95,401)	$(69,604)
Adjustments for non-cash items:
Depreciation and amortization	138,779	136,753
Unrealized foreign exchange gain	(1,796)	(9,146)
Deferred tax (benefit) / expense	(3,305)	8,294
Interest expense, net	6,558	10,160
Share-based compensation	40,208	18,916
Other (income) / expense, net	(1,286)	488
Impairment expense on goodwill and intangible assets	223	1,295
Allowance for credit losses and other	27,943	17,333
Loss / (gain) on disposal of subsidiary and other assets, net	1,127	(450)
Non-cash lease expense	4,721	4,601
Movements in working capital:
Accounts receivable, net	(53,313)	(13,951)
Prepaid expenses and other current assets	(4,950)	(11,534)
Accounts payable and other liabilities	30,939	(1,073)
Income tax payable / receivable	(1,274)	(17)
Net cash flows provided by operating activities	89,173	92,065
Cash flows in investing activities
Purchase of property, plant & equipment	(1,290)	(7,144)
Purchase of merchant portfolios	(8,324)	(8,514)
Other intangible asset expenditures	(51,692)	(46,980)
Disposal of subsidiaries	—	1,948
Receipts under derivative financial instruments	706	2,511
Cash outflow for merchant reserves	(8,287)	(7,163)
Cash inflow from merchant reserves	8,925	2,920
Contingent consideration received	807	—
Other investing activities, net	—	163
Net cash flows used in investing activities	(59,155)	(62,259)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(5,622)	(9,614)
Proceeds from employee share purchase plan	678	648
Purchase of treasury shares	(13,028)	(29,998)
Settlement funds - merchants and customers, net	(43,905)	(159,254)
Proceeds from loans and borrowings	104,965	61,323
Repayments of loans and borrowings	(176,041)	(30,387)
Proceeds under line of credit	418,000	426,000
Repayments under line of credit	(426,000)	(418,000)
Contingent consideration paid	—	(7,319)
Other financing activities	—	300
Net cash flows used in financing activities	(140,953)	(166,301)
Effect of foreign exchange rate changes	(24,379)	116,531
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(135,314)	$(19,964)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,345,288	1,298,579
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,209,974	$1,278,615

	Six Months Ended
	June 30,
	2026	2025
Cash and cash equivalents	$226,162	$266,082
Customer accounts and other restricted cash	983,812	1,012,533
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,209,974	$1,278,615

Non-GAAP Financial Measures

To supplement the company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes organic revenue growth, Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income and Adjusted net income per share, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Organic revenue growth is defined as growth excluding the impact of foreign currency fluctuations, revenue from interest on consumer deposits, acquisitions, and dispositions. Management believes organic revenue growth to be useful to users of our financial data because it enables them to better understand underlying revenue growth from period to period excluding the impact of these non-organic items.

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and other assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and other assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders' ability to evaluate the company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, and Adjusted net income per share, when considered together with the company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the company’s results on a basis that fosters comparability across periods by excluding the impact on the company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position.

Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Adjusted EBITDA

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Net loss	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Income tax expense	6,892	29,423	14,873	26,364
Interest expense, net	35,566	34,549	69,412	68,222
Depreciation and amortization	68,426	67,582	138,779	135,851
Share-based compensation expense	22,155	10,775	40,208	18,916
Impairment expense on goodwill and intangible assets	71	13	223	1,295
Restructuring and other costs	24,489	5,897	33,330	13,682
Loss / (gain) on disposal of subsidiaries and other assets, net	369	176	1,127	(450)
Other expense / (income), net	3,788	6,714	(506)	5,891
Adjusted EBITDA	$102,807	$104,997	$202,045	$200,167

Reconciliation of Revenue to Non-GAAP Organic Revenue

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Revenue	$447,444	$428,218	$890,167	$829,218
Currency adjustment (1)	(5,010)	—	(23,860)	—
Interest revenue adjustment (2)	(3,532)	(5,000)	(6,975)	(10,518)
Disposal adjustments (3)	—	—	—	(5,213)
Organic revenue (4)	$438,902	$423,218	$859,332	$813,487

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended June 30, 2026 was 4% and 4%, respectively. Reported revenue growth and organic revenue growth for the six months ended June 30, 2026 was 7% and 6%, respectively. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Revenue to Non-GAAP Organic Revenue by Segment

Merchant Solutions

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Revenue	$246,070	$232,245	$477,363	$450,031
Currency adjustment (1)	(131)	—	(617)	—
Interest revenue adjustment (2)	(348)	(397)	(686)	(856)
Disposal adjustments (3)	—	—	—	(5,213)
Organic revenue (4)	$245,591	$231,848	$476,060	$443,962

Digital Wallets

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Revenue	$206,599	$201,155	$422,683	$388,722
Currency adjustment (1)	(4,880)	—	(23,244)	—
Interest revenue adjustment (2)	(3,184)	(4,603)	(6,289)	(9,663)
Organic revenue (4)	$198,535	$196,552	$393,150	$379,059

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the first quarter of 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended June 30, 2026 was 3% and 1%, respectively, for the Digital Wallets segment, and was 6% and 6%, respectively, for the Merchant Solutions segment. Reported revenue growth and organic revenue growth for the six months ended June 30, 2026 was 9% and 4%, respectively, for the Digital Wallets segment, and 6% and 7%, respectively, for the Merchant Solutions segment. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Net cash flows provided by operating activities	$25,307	$39,586	$89,173	$92,065
Capital expenditure	(31,431)	(26,903)	(52,982)	(54,124)
Cash paid for interest	38,229	32,156	62,854	58,062
Payments relating to Restructuring and other costs	12,744	9,030	12,744	15,211
Unlevered Free Cash Flow	$44,849	$53,869	$111,789	$111,214

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Revenue	$447,444	$428,218	$890,167	$829,218
Cost of services (excluding depreciation and amortization)	203,675	190,180	396,349	364,361
Depreciation and amortization	68,426	67,582	138,779	135,851
Gross Profit (1)	$175,343	$170,456	$355,039	$329,006
Depreciation and amortization	68,426	67,582	138,779	135,851
Gross Profit (excluding depreciation and amortization)	$243,769	$238,038	$493,818	$464,857

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the company's consolidated financial statements.

Reconciliation of GAAP Net Loss to Adjusted Net Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2026	2025	2026	2025
Net loss	$(58,949)	$(50,132)	$(95,401)	$(69,604)
Other non operating expense, net (1)	3,842	7,793	142	8,357
Impairment expense on goodwill and intangible assets	71	13	223	1,295
Amortization of acquired assets (2)	32,588	32,603	65,082	65,871
Restructuring and other costs	24,489	5,897	33,330	13,682
Loss / (gain) on disposal of subsidiaries and other assets, net	369	176	1,127	(450)
Share-based compensation expense	22,155	10,775	40,208	18,916
Discrete tax items (3)	14,390	34,545	28,099	37,975
Income tax expense on non-GAAP adjustments (4)	(15,812)	(14,039)	(28,630)	(27,498)
Adjusted net income	$23,143	$27,631	$44,180	$48,544
(in millions)
Weighted average shares - diluted	52.3	59.3	51.7	59.6
Adjusted diluted impact	1.4	0.1	1.2	0.9
Adjusted weighted average shares - diluted	53.7	59.4	52.9	60.5

(1)
Other non-operating expense, net primarily consists of income and expenses outside of the company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on foreign exchange, and fair value gain / loss on contingent consideration receivable and contingent consideration payable.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance expense recorded on deferred tax assets representing $14,453 and $33,829 for the three months ended June 30, 2026 and 2025, respectively, and $29,114 and $37,630 for the six months ended June 30, 2026 and 2025, respectively, (b) measurement period adjustments which were ($101) and $429 for the three months ended June 30, 2026 and 2025, respectively, and ($1,469) and $429, for the six months ended June 30, 2026 and 2025, respectively, and (c) discrete tax (benefit) / expense on share-based compensation, which would not have been included within share-based compensation expense is removed from adjusted net income, of ($103) and $1,433, respectively, for the three months ended June 30, 2026 and 2025, respectively, and $313 and $1,433 for the six months ended June 30, 2026 and 2025, respectively. The remaining discrete tax items mainly relate to the movement in uncertain tax provisions relating to prior years, as well as annual return to provision adjustments.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
Numerator ($ in thousands)
Adjusted net income - basic	$23,143	$27,631	$44,180	$48,544
Adjusted net income - diluted	$23,143	$27,631	$44,180	$48,544
Denominator (in millions)
Weighted average shares – basic	52.3	59.3	51.7	59.6
Adjusted weighted average shares – diluted (1)	53.7	59.4	52.9	60.5
Adjusted net income per share
Basic	$0.44	$0.47	$0.85	$0.82
Diluted	$0.43	$0.46	$0.84	$0.80

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three and six months ended June 30, 2026 and 2025 includes the dilutive effect of the company's restricted stock units.